UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  October 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX

Exhibit No.
----------


    1.  CEO Conference Speech dated 05 October 2004
    2.  Director Shareholding dated 06 October 2004
    3.  Director Shareholding dated 07 October 2004
    4.  Director Shareholding dated 07 October 2004
    5.  Director Shareholding dated 12 October 2004
    6.  Director Declaration dated 13 October 2004
    7.  UK Banking Seminar dated 14 October 2004
    8.  Property Index Certificates dated 14 October 2004
    9.  Director Shareholding dated 19 October 2004
   10.  Director Shareholding dated 22 October 2004


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 1, 2004                             By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date:  November 1, 2004                            By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

Exhibit No.1

                                                                5th October 2004

                              BARCLAYS PLC


John Varley, CEO of Barclays PLC, is speaking today at the Merrill Lynch European Banking And Insurance Conference.

A transcript of the speech will be available later this morning on the Barclays website at: www.investorrelations.barclays.co.uk.

                                      ENDS

For further information contact:

Investor Relations:                       Corporate Communications:

Cathy Turner      020 7699 3638           Leigh Bruce      020 7699 2658
James Johnson     020 7699 4525           Chris Tucker     020 7699 3161

Exhibit No.2

                                                                  6 October 2004


         Notification of directors' interests: Companies Act 1985 s.329


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 5 October 2004 that it had between 29 September 2004 and 1 October 2004 exercised its discretion and released a total of 1,006,805 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 5 October 2004 that it had on 30 September 2004 exercised its discretion and released a total of 1,999 ordinary shares in Barclays PLC. The participants to whom the shares were released are not directors of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 112,898,982 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.3

                                                                  7 October 2004


         Notification of directors' interests: Companies Act 1985 s.329

The Company was notified on 6 October 2004 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 1 October 2004 the following directors had received ordinary shares in the Company under the Plan for the 2004 interim dividend at a price of 539.68p per share. The number of shares received by each director, together with their total beneficial interests following the allotments are as follows:


Director                No. of shares         Beneficial Interest
                        received
MW Barrett              4,313                 289,242
Sir Richard Broadbent   43                    3,992
SG Russell              36                    13,774
DL Roberts              1                     62,315

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 112,898,982 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.4

                                                                  7 October 2004


         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Sharepurchase Plan informed the Company on 7 October 2004 it had purchased, and now held as bare trustee under the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors. The shares were purchased at a price of 555.00p per share:


                  Director                         Number of Shares
                  Mr C J Lendrum                          22
                  Mr J S Varley                           22
                  Mr D L Roberts                          22
                  Mr G A Hoffman                          22

The revised total shareholding for each director following these transactions, is as follows:


                  Director          Beneficial Holding     Non Beneficial
                                                              Holding
                  Mr C J Lendrum         239,285                 -
                  Mr J S Varley          329,741                 -
                  Mr D L Roberts          62,337                 -
                  Mr G A Hoffman         167,814                 -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 112,898,982 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.5

                                                                 12 October 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 11 October 2004 that it had between 5 October 2004 and 6 October 2004 exercised its discretion and released a total of 104,825 ordinary shares in Barclays PLC and on 7 October 2004 it purchased a total of 1,428,428 ordinary shares in Barclays PLC at a price of 567.82p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 11 October 2004 that it had on 7 October 2004 exercised its discretion and purchased a total of 136,512 ordinary shares in Barclays PLC at a price of 567.82p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3. The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the "PSP & ESOS Supplementary Trust") notified the Company on 11 October 2004 that it had on 7 October 2004 purchased a total of 129 ordinary shares in Barclays PLC at a price of 567.82p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 114,359,226 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.6

                                                                 13 October 2004

                                  Barclays PLC

Further to the appointment of Leigh Clifford to the Board of Directors of Barclays PLC and Barclays Bank PLC on 1 October 2004, there are no details that are required to be disclosed in respect of the appointment under paragraph 16.4 of the Listing Rules of the UK Listing Authority.

Exhibit No.7

                                                               14th October 2004

                                  BARCLAYS PLC
                          UK BANKING INVESTOR SEMINAR

Barclays PLC is today holding an investor seminar on its UK Banking business, which comprises the majority of the Group's Business Banking and Retail Banking activities in the UK.

Roger Davis, Chief Executive, UK Banking, and his executive team will cover:

-   its strategy which is focussed on value creation and customer service;
- detailed plans to deliver the previously announced commitment to improve the cost:income ratio by 2% per annum for 3 years starting in 2005; and
-   income growth opportunities across the portfolio.

Commenting Roger Davis said, "The formation of UK Banking has created the equivalent of an in-market merger with associated income and cost synergies. We have a strong management team with a proven track record which makes me confident about our ability to deliver the strategy and become the best bank in the UK".

The presentations will commence at 9.30am and are also available via a live webcast on the Barclays website at: http://www.investorrelations.barclays.co.uk. An archived version of the presentations will be available on the website later this afternoon.


                                      ENDS

For further information contact:

Investor Relations:                     Media Relations:
Cathy Turner +44 (0) 20 7699 3638       Hilary McVitty +44 (0) 20 7699 2674
Karen Menzel +44 (0) 20 7699 2960

Exhibit No.8

                      BARCLAYS PROPERTY INDEX CERTIFICATES
                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index


                                                                  IPD Annual Capital           IPD Annual
                                                                    Growth Index1                Index1

Dec 2002 (as certified by IPD March 2003)                             200.90647                853.53947
Dec 2003 (as certified by IPD February 2004)                          208.76776                946.69827



                                                                Monthly Proxy Capital        Monthly Proxy
                                                                    Growth Index2                Index2

August 2004 (as certified by IPD September 2004)                        222.3                    1050.1
September 2004 (as certified by IPD October 2004)                       224.8                    1067.3



                                                                    Capital Growth            Total Return

In month of September 2004                                               1.1%                     1.6%
In 2004 to end September                                                 7.7%                    12.7%



Source: Investment Property Databank Limited ("IPD")



Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.

2. IPD compiles monthly indices as proxies for the Annual Index (the "Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.


Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.


Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone: 020- 7747 1700.
Fax: 020-7839 7460.
Contact: Simon Redman or
Andrew Thomson
October 14th 2004

Exhibit No.9

                                                                 19 October 2004

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 18 October 2004 that it had on 12 October 2004 exercised its discretion and released a total of 3,666 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 114,355,560 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.10



                                                                 22 October 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 21 October 2004 that it had on 20 October 2004 exercised its discretion and released a total of 58,000 ordinary shares in Barclays PLC and on 21 October 2004 it purchased a total of 1,367,619 ordinary shares in Barclays PLC at a price of 546.69p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 21 October 2004 that it had on 21 October 2004 exercised its discretion and purchased a total of 129,236 ordinary shares in Barclays PLC at a price of 546.69p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 115,794,415 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.